UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 70100, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that the Company resolved to list its ordinary shares, par value 0.645 per share, for trading on the Tel Aviv Stock Exchange (“TASE”) in parallel to its listing on the Nasdaq Global Select Market (“NASDAQ”) pursuant to the dual-listing track available under the Israeli Securities Law. Under this track, the Company can fulfill its reporting obligations on the TASE via the reports that its files with the U.S. Securities and Exchange Commission.

The Company advised that it believes that having its shares listed on the TASE -- the Company’s home market -- in addition to NASDAQ, will enable the Company to expand its shareholder base, in particular to attract leading Israeli institutional investors, and to offer its shareholders extended trading availability.  The Company’s ordinary shares have been listed on the NASDAQ under the symbol “SODA” since November 3, 2010.

The information in this Form 6-K not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: December 7, 2015	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
Head of Legal Department